PETILLON & HIRAIDE LLP
[Letterhead]

March 23, 2006

Robert Carroll
U.S. Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3720
100 F Street, NE
Washington, D.C 20549

Re:	PPOL, Inc.
Form 10-K for Fiscal Year Ended March 31, 2005
Filed September 1, 2005

Form 10-Q for Quarter Ended September 30, 2005
Filed November 14, 2005

File No. 0-50065

Dear Mr. Carroll:

Thank you for our recent discussions regarding the captioned filings of our client PPOL, Inc. This letter is further to those discussions and in response to the comments raised in the letter, dated February 8, 2006, of Larry Spirgel to Mr. Richard Izumi, Chief Financial Officer of PPOL. The responses below are numbered to correspond with the comments contained in Mr. Spirgel’s letter.

Form 10-K for the Fiscal Year ended March 31, 2005

Business

I. Research and Development Activities, page 17

1. In Management’s Discussion and Analysis of Financial Condition and Results of Operations in its upcoming Form 10-K for the year ended March 31, 2006, the Registrant shall include a detailed discussion of its research and development expenses, as requested.

Robert Carroll
U.S. Securities and Exchange Commission

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Year Ended March 31, 2005 Compared to Year Ended March 31, 2004

Cost of Sales, page 24

2. This will confirm that the “appreciation gifts” refers to the partial refunds of insurance premiums to new members who did not make claims in their first year. The Registrant accrued 1/12th of the “appreciation gifts” on every single subscriber that signed up for the insurance, as the Registrant had no prior experience on claim rates, and information on comparables was unavailable. The related insurance premiums are paid to independent third party vendors on a monthly basis. The Registrant also receives and recognizes into income its commissions on a monthly basis. If a claim is made by a subscriber, the Registrant reverses the cumulative accrual for such subscriber at the time a claim is made.

Consolidated Statement of Operations and Comprehensive (Loss) Income

3. The Registrant will present separately the product and network services sales and the related cost of sales in accordance with Rule 5-03(b)(1) and (2) of Regulation S-X. The product and network services sales presented in the Form 10-K are comprised of revenue arrangements with multiple deliverables with no Vendor Specific Objective Evidence or third-party evidence of fair value available. Accordingly, the Registrant was unable break out the product and services into separate categories. The Registrant has been recognizing revenue and the related cost of sales over the average customer relationship period as described in the Form 10-K.

Note 1. Organization and Summary of Significant Accounting Policies

Restricted Cash and Advances Received -- Cube, page F-8

4. Supplementally, please be advised that The Kamome Benefit Club is a mutual benefit organization comprised of Registrant’s subscribers. It offers services provided by various companies with whom the Registrant has cooperation agreements. In the past, cash was collected from Registrant’s subscribers on a monthly basis and applied against payments to such companies. Registrant generated then, and still generates now, its revenues through commissions received from such companies.

When cash was collected from Registrant’s subscribers, the Registrant credited Advances Received, a liability account. It was Registrant’s policy to utilize such cash collected only for the purpose of making payments to vendor companies from whom Registrant’s subscribers would make purchases. In order for Registrant to maintain the trust of its subscribers, Registrant felt it was necessary to be able to pay out for cash collected from subscribers at a moment’s notice, even though the cash received was unrestricted to use.

Robert Carroll
U.S. Securities and Exchange Commission

During the fiscal year ended March 31, 2005 all such funds were turned over to Kamome Benefit Club, an unrelated non-profit organization, to administer the advance payments and orders from subscribers (distributors), which were maintained through a system known as “Cube.” Presently, cash collected from Registrant’s subscribers go directly to the Kamome Benefit Club. This change provides Registrant’s subscribers with trust and assurance that funds collected from them will always be available to be utilized only for their stated purpose.

Registrant expects that this transaction will reduce Cash and Advances Received (a liability) from its books. However, Registrant has simultaneously increased Restricted Cash and Advances Received - Cube (a liability) dollar for dollar, as a portion of Advances Received are still under a liability to AJOL, as those advances (classified as restricted cash) were made under agreements directly with AJOL and not with the Kamome Benefit Club.

Form 10-Q for the period ended September 30, 2005

Note 1. Organization and Summary of Significant Accounting Policies

Stock-based Compensation, page 8

5. The Registrant granted 1.3 million options at the end of March of 2004 with a two year cliff vesting period. The total stock compensation calculated under FASB 123 of $1.83 million was disclosed in the Registrant’s Form 10-K for the year ended March 31, 2005 rather than pro-rating the expense for each quarter over the required service period. The Registrant will include the pro-rata portion of the expense in its pro-forma disclosure in future filings.

Note 2. Related Party Transactions, page 8

6. Please refer to the MD&A section of Registrant’s Form 10-Q for the period ended December 31, 2005, which includes an expanded discussion to address the issues raised in the letter.

7. USC’s contacts with their prospective vendors was a factor considered in Registrant’s acquisition of USC. However, USC’s prospective vendor was the Registrant’s existing manufacturer of its SF-70 MOJICO. The potential capacity loss of Registrant’s existing supplier to USC was of greater concern during the acquisition process. The Registrant believed that the acquisition of USC would provide it with assurance that its present supplier of the SF-70 would continue to provide it with products that meet Registrant’s quality requirements, are delivered in a timely manner, and are delivered in sufficient quantities. Since USC’s contacts, most sought after by PPOL, were with Registrant’s existing vendors, Registrant believed that no value could be ascribed to such vendors.

Robert Carroll
U.S. Securities and Exchange Commission

8. In Registrant’s review of its accounting records to respond to the staff’s comments regarding the nature of the intangible assets of $290,227 ($2,051,438 - $1,761,211), the Registrant determined that it understated Goodwill by $205,881. At acquisition date, Goodwill should have been $1,967,092. Goodwill, which is on the books of Registrant’s Japanese subsidiary, fluctuates as a result of foreign currency translation. The impact of the understatement of Goodwill on the financial statements are as follows:

			Statement of income
	Balance Sheet		3 month	6 month (YTD)
	Goodwill	Comprehensive Income	Other comprehensive gain Foreign currency translation
June 30,2005
As stated in 10-Q	$1,761,211	$1,149,223	$243,404	0
As corrected	$1,919,068	$1,307,080	$401,261	0
Impact	$157,857	$157,857	$157,857	0

September 30,2005
As stated in 10-Q	$1,761,211	$1,383,171	$233,948	$477,352
As corrected	$1,877,803	$1,307,080	$350,540	$593,944
Impact	$116,592	$116,592	$(41,265)	$116,592

The Registrant will monitor Goodwill on a regular basis for impairment. The remaining difference of $84,346 is comprised of $76,172 for plans for a new product and $8,174 in organization costs.

USC’s software asset of approximately $700,000 is included in Deposits in the table of assets acquired and liabilities assumed. This amount was paid to consultants prior to the acquisition date, but for which services have not commenced until subsequent to the date of acquisition.

* * *

Robert Carroll
U.S. Securities and Exchange Commission

As you requested, enclosed is a written acknowledgment from the Company regarding the staff’s comments. If you have any questions about our responses to the staff’s comments, please do not hesitate to call me. Thank you for your assistance.

Very truly yours,

PETILLON & HIRAIDE LLP

/s/ MARK HIRAIDE

Mark T. Hiraide
MTH:jmh

cc: Richard Izumi